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06050305

...NGE COMMISSION
...C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	...E ...ers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8- 30076

REPORT FOR THE PERIOD BEGINNING 10/1/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OHIO SAVINGS ~~[illegible]~~ SECURITIES, INC.

Official Use Only
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 24 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1801 EAST NINTH STREET
(No. and Street)

CLEVELAND	OH	44114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN W. PRESBY — 216-588-4455
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
DEC 26 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

DELOITTE & TOUCHE LLP

127 PUBLIC SQUARE	CLEVELAND	OH	44114
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, CAROL SEVERINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of OHIO SAVINGS SECURITIES, INC as of SEPTEMBER 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL
STATE OF OHIO

Carol Severino
CAROL SEVERINO
VICE PRESIDENT AND DIRECTOR OF COMPLIANCE

Rose Ann DiVincenzo
Notary Public
Rose Ann DiVincenzo
Notary Public, State of Ohio
My Commission Expires 1-23-2007
Recorded In Lake County

This report ** contains (check all applicable boxes):

[X]	(a)	Facing Page
[X]	(b)	Statement of Financial Condition
[X]	(c)	Statement of Income
[X]	(d)	Statement of Cash Flows
[X]	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
[X]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
[ ]		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[X]	(l)	An Oath or Affirmation
[ ]	(m)	A Copy of the SIPC Supplemental Report
[ ]	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[X]	(o)	Independent Auditors' report on Internal Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Ohio Savings Securities, Inc.

(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

Financial Statements as of and for the Year Ended September 30, 2006, Supplemental Schedule as of September 30, 2006, Report on Internal Control, and Independent Auditors' Report

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ohio Savings Securities, Inc.
Cleveland, Ohio

We have audited the following financial statements of Ohio Savings Securities, Inc. (the "Company"), a wholly owned subsidiary of Ohio Savings Financial Corporation, for the year ended September 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of the Company as of September 30, 2006, is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 14, 2006

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,699,918
INVESTMENT IN SECURITIES	9,453
RECEIVABLE FROM BROKERS AND DEALERS	350,802
DEPOSIT WITH CLEARING BROKER	50,000
OFFICE PROPERTIES AND EQUIPMENT—net	84,809
PREPAID EXPENSES AND OTHER ASSETS	36,373
TOTAL	$ 2,231,355

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliate—net	$ 136,075
Accounts payable and accrued expenses	696,808
Deferred tax liability	5,920
Total liabilities	838,803
STOCKHOLDER'S EQUITY:	
Capital stock, no par value—500 shares authorized, issued and outstanding	500
Paid-in capital	1,549,500
Accumulated other comprehensive income	3,752
Accumulated deficit	(161,200)
Total stockholder's equity	1,392,552
TOTAL	$ 2,231,355

See notes to financial statements.

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

REVENUES:	
Commissions	$7,707,794
Interest	3,273
Management fees—Ohio Savings Insurance Agency	41,959
Other	17
Total revenues	7,753,043
EXPENSES:	
Compensation	4,392,940
Management fess—Ohio Savings Bank	1,629,864
Clearance charges	249,532
Communications and data processing	35,610
Equipment rental and office occupancy expenses	149,156
Professional services	102,352
Postage	70,932
Realized loss on sale of securities	3,444
Loss on disposal of fixed assets	32,206
Other operating expenses	120,380
Total expenses	6,786,416
INCOME BEFORE FEDERAL INCOME TAX EXPENSE	966,627
FEDERAL INCOME TAX EXPENSE:	
Current tax expense	343,600
Deferred tax benefit	(6,800)
Total federal income tax expense	336,800
NET INCOME	$ 629,827

See notes to financial statements.

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2006

	Capital Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
BALANCE—September 30, 2005	$ 500	$ 2,549,500	$ (791,027)	$ -	$ 1,758,973
Comprehensive income:					
Net income			629,827		629,827
Unrealized gain on securities classified as available for sale—net of tax effect				3,752	3,752
Total comprehensive income					633,579
Return of capital ($2,000 per share)		(1,000,000)			(1,000,000)
BALANCE—September 30, 2006	$ 500	$ 1,549,500	$ (161,200)	$ 3,752	$ 1,392,552

See notes to financial statements.

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 629,827
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	39,470
Loss on sale of securities	3,444
Loss on disposal of fixed assets	32,206
Deferred tax benefit	(6,800)
Net purchases and sales of securities	(2,586)
Changes in assets and liabilities:	
Decrease in receivables from brokers and dealers	51,969
Decrease in deposit with clearing broker	24,027
Increase in prepaid expenses and other assets	(18,720)
Increase in due to affiliate	81,221
Increase in accounts payable and accrued expenses	152,509
Net cash provided by operating activities	986,567
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office properties and equipment	(50,746)
Cash used in investing activities	(50,746)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Return of capital	(1,000,000)
Cash used in financing activities	(1,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	$ (64,179)
CASH AND CASH EQUIVALENTS:	
Beginning of year	1,764,097
End of year	$ 1,699,918

See notes to financial statements.

1. GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ohio Savings Securities, Inc. (the "Company") is a registered nonclearing broker and dealer in securities. The Company was incorporated in June 1983, obtained its securities dealer licenses in January 1984, and began offering accounts shortly thereafter. The Company primarily operates in Ohio, Florida and Arizona by offering investment advice and completing transactions for its customers. The Company is a wholly owned subsidiary of Ohio Savings Financial Corporation.

Basis of Presentation—The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Cash Equivalents—The Company considers all highly liquid investments with a term of three months or less to be cash equivalents. Such amounts are considered short-term in nature; therefore the carrying amount approximates fair value.

Commissions Receivable—Commissions receivable and related revenues and accrued expenses are recorded in the accompanying financial statements on a trade-date basis.

Investments—The Company holds an investment in NASD stock which is considered available for sale and is valued at fair value. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses from investment transactions are reported on the specific identification method.

Depreciation—Depreciation is provided on a straight-line basis using the estimated useful life of assets ranging from 3 to 10 years.

Federal Income Taxes—The Company provides federal income taxes in accordance with the asset and liability method as if it filed separately.

2. RELATED-PARTY TRANSACTIONS

The Company maintains noninterest-bearing deposits at Ohio Savings Bank (the "Bank"), a wholly owned subsidiary of Ohio Savings Financial Corporation. As of September 30, 2006, the Company held $1,316,806 on deposit with the Bank.

Under an agreement with the Bank, the Bank provides certain management services for the benefit of the Company. Services include office space, furnishings, general management, accounting, and clerical services. In consideration for the services provided, the Company incurred $1,629,864 in management fees and $49,457 in rent for the year ended September 30, 2006. In addition, the Bank pays select

operating expenses for the Company for which the Company subsequently reimburses the Bank. At September 30, 2006, the Company had net payables in the amount of $136,075 due to the Bank.

Under an agreement with Ohio Savings Insurance Agency, a wholly owned subsidiary of Ohio Savings Financial Corporation, the Company provides certain management services for the benefit of Ohio Savings Insurance Agency. Services include general management, sales, and clerical services. In consideration for the services provided, $41,959 in management fees for the year ended September 30, 2006, was earned from Ohio Savings Insurance Agency.

3. OFFICE PROPERTIES AND EQUIPMENT

At September 30, 2006, office properties and equipment, less accumulated depreciation and amortization, consisted of the following:

Furniture and fixtures	$ 49,265
Equipment	117,499
Leasehold improvements	46,235
Construction in process	100
Total office properties and equipment	213,099
Less accumulated depreciation and amortization	(128,290)
Total office properties and equipment—net	$ 84,809

4. FEDERAL INCOME TAXES

The operating results of the Company and other affiliated entities are included in the consolidated federal income tax return of its parent, Ohio Savings Financial Corporation. The Company reimbursed its parent company $359,100 for federal income taxes paid on its behalf. The federal income tax expense shown in the accompanying statement of operations is equal to approximately 35% of the Company's pretax accounting income for fiscal 2006.

The net tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2006, are as follows:

Deferred tax assets—accrued expenses	$ 3,980
Deferred tax liabilities:	
Prepaid expenses	3,590
Premises and equipment primarily due to differences in depreciation	1,490
State taxes	2,800
Unrealized gain on securities available for sale	2,020
Total gross deferred tax liabilities	9,900
Net deferred tax liability	$ 5,920

Of the total net deferred tax liability of $5,920 at September 30, 2006, the amount reported in shareholders' equity as part of unrealized gains on securities available for sale is a liability of $2,020.

Under the asset and liability method of accounting for income taxes, a valuation allowance is established to reduce the deferred tax asset if it is more likely than not that the related tax benefits will not be realized. In management's opinion, it is more likely than not that the tax benefits will be realized; consequently, no valuation allowance has been established as of September 30, 2006.

5. NET CAPITAL RULE

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-l). Such rule requires the maintenance of minimum net capital and prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, and the related rules of the National Association of Securities Dealers, Inc., the Company may be prohibited from expanding its business if its ratio of "aggregate indebtedness" to "net capital" exceeds 10 to 1.

The Company is required to maintain minimum "net capital" of $57,633 according to the Uniform Net Capital Rule. The Company's "net capital" and ratio of "aggregate indebtedness" to "net capital" at September 30, 2006, were $443,860 and 1.95, respectively.

6. RULE 15C3-3 EXEMPTION

The Company is exempt from rule 15c3-3 of the Securities Exchange Commission under subsection (k) of that rule. Under this exemption, the "Computation for Determination of Revenue Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

* * * * * *

SUPPLEMENTAL SCHEDULE

OHIO SAVINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of Ohio Savings Financial Corporation)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2006

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$1,392,552
Deductions and other charges—nonallowable assets:	
Receivables from brokers and dealers	(43,565)
Due from affiliate	(14,509)
Cash	(750,912)
Haircuts secuities available for sale	(1,418)
Office properties and equipment—net	(84,809)
Prepaid expenses and other assets	(36,373)
Other deductions and charges	(17,106)
Total deductions and other charges	(948,692)
NET CAPITAL	$ 443,860
AGGREGATE INDEBTEDNESS—Item included in statement of financial condition:	
Liabilities	$ 838,803
Due from affiliate	28,006
Accrued expenses	3,610
Deferred tax liability	(5,920)
TOTAL AGGREGATE INDEBTEDNESS—Net	$ 864,499
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 57,633
Excess net capital	$ 386,227
Ratio—aggregate indebtedness to net capital	1.95
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17a-5 AS OF SEPTEMBER 30, 2006):	
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 870,419
Audit adjustment to properly state--Deferred tax liability	(5,920)
AGGREGATE INDEBTEDNESS PER ABOVE	$ 864,499

Deloitte.

Deloitte & Touche LLP
Suite 3300
127 Public Square
Cleveland, OH 44114-1291
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Ohio Savings Securities, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of Ohio Savings Securities, Inc. (the "Company") for the year ended September 30, 2006 (on which we issued our report dated November 14, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

November 14, 2006